Exhibit 99.1

Merus Labs International Inc. Announces Deemed Exercise of Special Warrants

TORONTO, May 18, 2016 /CNW/ - Merus Labs International Inc. ("Merus" or the "Company") (TSX: MSL, NASDAQ: MSLI) is pleased to announce today the deemed exercise of the Company's 14,250,000 outstanding special warrants (the "Special Warrants") into 14,250,000 common shares (the "Common Shares").  The Special Warrants were issued in connection with the bought deal financing of subscription receipts (the "Offering").  The Offering was completed on March 1, 2016 and the proceeds used by the Company to fund the acquisition of the rights to the Surgestone®, Provames®, Speciafoldine®, and Tredemine® pharmaceutical products in France from Sanofi S.A.

The issuance of the Common Shares upon deemed exercise of the Special Warrants was qualified by the Company's prospectus supplement dated May 18, 2016 (the "Prospectus Supplement") to the Company's existing Canadian short form base shelf prospectus dated October 30, 2015.  The Prospectus Supplement has been filed with the securities commissions in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario.  The Prospectus Supplement has not been filed with the United States Securities and Exchange Commission and neither the Special Warrants nor the Common Shares have been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

About Merus Labs

Merus Labs is a specialty pharmaceutical company focused on acquiring established products. The Company leverages its expertise and commercial platform in Europe, Canada and select other markets to deliver value.

Forward-Looking Statements

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include statements relating to the Company's future business and operating plans, the future pricing of the Company's products, the Company's ability to acquire future products, the Company's ability to secure financing to complete acquisitions, and the Company's future results of operations (including, without limitation, statements with respect to revenue, EBITDA and Adjusted EBITDA). Such statements involve assumptions relating to the Company's business, including government regulation of the pricing of the Company's products, the competitive environment of the Company's products, the stability of foreign exchange rates and the availability of prospective acquisition targets. Although the Company's management believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results to be materially different from any future results expressed or implied by these statements, including the guidance provided in this press release. Such factors include the following: general economic and business conditions, changes in demand for Merus' products, changes in competition, the ability of Merus to integrate acquisitions or complete future acquisitions, Merus' ability to complete any financing, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. Investors should refer to the Company's MD&A, Annual Information Form and Annual Report on 40-F for the year ended September 30, 2015 and subsequent interim financial statements and MD&A for a more comprehensive discussion of the risks that are material to the Company and its business. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus' plans, objectives and guidance will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

SOURCE Merus Labs International Inc.

%CIK: 0001031516

For further information: Phone: (416) 593-3725, Email: info@meruslabs.com

CO: Merus Labs International Inc.

CNW 16:24e 18-MAY-16